Appendix 3G - Notification of issue, conversion or payment up of unquoted equity securities

EXHIBIT 99.1

Announcement Summary

Entity name

NOVONIX LIMITED

Date of this announcement

Friday March 13, 2026

The +securities the subject of this notification are:

+Other securities issued under an +employee incentive scheme that are not intended to be quoted on ASX

Total number of +securities to be issued/transferred

		Total number of
ASX +security		+securities to be
code	Security description	issued/transferred	Issue date

NVXAD	PERFORMANCE RIGHTS	5,517,712	13/03/2026

Refer to next page for full details of the announcement

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Appendix 3G - Notification of issue, conversion or payment up of unquoted equity securities

Part 1 - Entity and announcement details

1.1 Name of entity

NOVONIX LIMITED

We (the entity named above) give notice of the issue, conversion or payment up of the following unquoted +securities.

1.2 Registered number type	Registration number
ABN	54157690830

1.3 ASX issuer code

NVX

1.4 The announcement is

New announcement

1.5 Date of this announcement

13/03/2026

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Appendix 3G - Notification of issue, conversion or payment up of unquoted equity securities

Part 2 - Issue details

2.1 The +securities the subject of this notification are:

+Other securities issued under an +employee incentive scheme that are not intended to be quoted on ASX

2.2 a This notification is given in relation to an issue of +securities in a class which is not quoted on ASX and which:

has an existing ASX security code ("existing class")

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Appendix 3G - Notification of issue, conversion or payment up of unquoted equity securities

Part 3B - number and type of +securities the subject of this notification (existing class) where issue has not previously been notified to ASX in an Appendix 3B

ASX +security code and description

NVXAD : PERFORMANCE RIGHTS

Date the +securities the subject of this notification were issued

13/03/2026

Will these +securities rank equally in all respects from their issue date with the existing issued

+securities in that class

Yes

Were any of the +securities issued to +key management personnel (KMP) or an +associate?

Yes

Provide details of the KMP or +associates being issued +securities.

Name of KMP	Name of registered holder	Number of +securities
Robert Long	Robert Long	2,069,142
Kimberly Heimert	Kimberly Heimert	1,724,285
Dwayne Johnson	Dwayne Johnson	1,724,285

Please provide a URL link for a document lodged with ASX detailing the terms of the +employee incentive scheme or a summary of the terms

https://cdn-api.markitdigital.com/apiman-gateway/ASX/asx-researc h/1.0/file/2924-02898271-2A1570239&v=04711220c3a57065317ba4efca4a3459a4e46882

Any other information the entity wishes to provide about the +securities the subject of this notification

Issue details

Number of +securities

5,517,712

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Appendix 3G - Notification of issue, conversion or payment up of unquoted equity securities

Part 4 - +Securities on issue

Following the issue, conversion or payment up of the +securities the subject of this notification, the +securities of the entity will comprise:

The figures in parts 4.1 and 4.2 below are automatically generated and may not reflect the entity's current issued capital if other Appendix 2A, Appendix 3G or Appendix 3H forms are currently with ASX for processing.

4.1 Quoted +securities (Total number of each +class of +securities issued and quoted on ASX)

ASX +security code and description	Total number of +securities on issue

NVX : ORDINARY FULLY PAID	861,365,155

4.2 Unquoted +securities (Total number of each +class of +securities issued but not quoted on ASX)

ASX +security code and description	Total number of +securities on issue

NVXAD : PERFORMANCE RIGHTS	28,735,426

NVXAA : OPTION EXPIRING VARIOUS DATES EX VARIOUS PRICES	14,016,667

NVXAB : SHARE RIGHTS	1,008,567

NVXAL : CONVERTIBLE NOTES	45,221,586

NVXAH : CONVERTIBLE DEBENTURES	35,000,000

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Appendix 3G - Notification of issue, conversion or payment up of unquoted equity securities

Part 5 - Other Listing Rule requirements

5.1 Were the +securities issued under an exception in Listing Rule 7.2 and therefore the issue did not need any security holder approval under Listing Rule 7.1?

Yes

5.1a Select the number of the applicable exception in Listing Rule 7.2

13

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